Filed by Strongbridge Biopharma plc (Commission File No.: 001-37569)

Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Strongbridge Biopharma plc
S-4 Commission File No.: 333-257642

Strongbridge Biopharma plc Announces Commencement of Mailing of Proxy Statement

DUBLIN, Ireland and TREVOSE, Pa., Aug. 02, 2021 (GLOBE NEWSWIRE) -- Strongbridge Biopharma plc, (Nasdaq: SBBP) (“Strongbridge”), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), that the definitive joint proxy statement/prospectus of Strongbridge (the “Proxy Statement”), which also constitutes a scheme circular under Irish law, is being sent as of July 30, 2021 to Strongbridge shareholders.

As previously announced on May 24, 2021, Xeris Pharmaceuticals, Inc. (“Xeris”) and Strongbridge entered into a definitive transaction agreement pursuant to which Xeris will acquire Strongbridge in a stock and CVR transaction for a transaction equity value of approximately $267 million, based on the closing price of Xeris’ shares of common stock of $3.47 on May 21, 2021 and Strongbridge’s fully diluted share capital (the “Acquisition”). The Acquisition will be effected by means of a “scheme of arrangement” under Chapter 1 of Part 9 of the Irish Companies Act of 2014.

The Proxy Statement, which also constitutes a scheme circular required under Irish law, contains important information about the Acquisition for Strongbridge shareholders, as well as instructions on voting online, by mail, by telephone or in person.

In accordance with Rule 15(c) of the Irish Takeover Rules, the holders of (i) Strongbridge Options and Strongbridge Share Awards; and (ii) Strongbridge Warrants, will be sent respective documents describing the treatment of these Strongbridge Options, Strongbridge Share Awards and Strongbridge Warrants as part of the Acquisition. A copy of the Proxy Statement is also being sent to the holders of Strongbridge Options, Strongbridge Share Awards and Strongbridge Warrants with these letters for information purposes only, in order to satisfy Irish legal requirements.

Copies of the documents referred to above, and all of the documents required to be made available for inspection in accordance with Rule 26 of the Irish Takeover Rules, are available for inspection at the offices of Arthur Cox, 10 Earlsfort Terrace, Dublin 2, Ireland and on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Strongbridge's website at www.strongbridgebio.com.

As previously announced on July 26, 2021, there will be two meetings of Strongbridge shareholders on Wednesday, September 8, 2021 in connection with the Acquisition.  Both meetings will be held at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania, 19053, USA.  The first meeting, which is convened by the order of the Irish High Court, will be held at 12:00 p.m. ET in the U.S. (5:00 p.m. Irish Time). Following this meeting, an extraordinary general meeting will be held pursuant to Strongbridge's articles of association at 12:30 p.m. ET in the U.S. (5:30 p.m. Irish Time) (or, if the special Court-ordered meeting has not concluded by 12:30 p.m. ET in the U.S. (5:30 p.m. Irish Time), as soon as possible after the conclusion or adjournment of the special Court-ordered meeting). Both meetings are being held to seek shareholder approval of the proposed Acquisition in accordance with Irish law. The approval of related matters by Strongbridge shareholders will also be sought at the extraordinary general meeting.

Terms used but not defined herein shall have the meaning given to such terms in the Proxy Statement.

About Strongbridge Biopharma plc

Strongbridge is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge's rare endocrine franchise includes RECORLEV® (levoketoconazole), an adrenal steroidogenesis inhibitor with a New Drug Application that is currently under review by the FDA for the treatment of endogenous Cushing's syndrome, and veldoreotide extended release, a pre-clinical next-generation somatostatin analog being investigated for the treatment of acromegaly and potential additional applications in other conditions amenable to somatostatin receptor activation. Both RECORLEV and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency. The company's rare neuromuscular franchise includes KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. KEVEYIS has orphan drug exclusivity in the United States.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
Solebury Trout
Mike Biega
+1 617-221-9660
mbiega@soleburytrout.com

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition of Strongbridge by Xeris by means of a scheme of arrangement under Irish law (the “Scheme”) or the other transactions contemplated by the Transaction Agreement, dated May 24, 2021, among Strongbridge, Xeris, Xeris Biopharma Holdings, Inc. (“HoldCo”) and Wells MergerSub, Inc. (collectively, the “Transaction”), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

Important Additional Information and Where to Find It

Strongbridge, Xeris and HoldCo have prepared and filed with the SEC, and the SEC declared effective on July 29, 2021, a registration statement on Form S-4 (File No. 333-257642) that includes the Proxy Statement and also constitutes a prospectus with respect to the HoldCo shares of common stock (“HoldCo Shares”) to be issued pursuant to the Transaction. The Proxy Statement also contains the Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme), notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the Proxy Statement) and information on HoldCo Shares. Strongbridge and Xeris may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for the Proxy Statement or any other document which Strongbridge, Xeris or HoldCo may file with the SEC.

The Proxy Statement, as well as Strongbridge’s and Xeris’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, STRONGBRIDGE SHAREHOLDERS AND XERIS STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Proxy Statement (including the Scheme Document). Similarly, any decision in respect of resolutions to be proposed at the Xeris Special Meeting or any vote in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the Proxy Statement.

Participants in the Solicitation

Strongbridge, Xeris, HoldCo and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Transaction, including a description of their direct or indirect interests, which may be different from those of Strongbridge shareholders or Xeris stockholders generally, by security holdings or otherwise, are set forth in the Proxy Statement (which contains the Scheme Document) and will be set forth in any other relevant documents that are filed or will be filed with the SEC relating to the Transaction. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its proxy statement on Schedule 14A, dated and filed with the SEC on April 14, 2021. Information regarding Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its proxy statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. You may obtain free copies of these documents using the sources indicated above.

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or HoldCo as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Irish Takeover Rules

The directors of Strongbridge accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Strongbridge (who have taken all reasonable care to ensure such is the case), the information contained in this rep for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020.

General

The release, publication or distribution of this report in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the Proxy Statement). Accordingly, copies of this report and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.